UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 67321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Suite 420
(No. and Street)

Topeka (City) KS (State) 66609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road (Address) Topeka (City) KS [redacted] 66611-2050 (Zip Code)

12014743

KW 3/31

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - State of Kansas
LORI K. MAY
My Appt. Exp. 7-9-12

Lori K. May
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERBERICH TRAHAN & CO., P.A.

Certified Public Accountants

TANDEM SECURITIES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

TANDEM SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
Tandem Securities, Inc.:

We have audited the accompanying statements of financial condition of Tandem Securities, Inc. (the Company) as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 28, 2012

TANDEM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

		2011		2010
ASSETS				
Cash	$	22,661	$	19,156
Commissions receivable		6,320		12,129
CRD account		-		198
Prepaid expenses		13,963		13,000
Property and equipment, net of accumulated depreciation of $ 13,398 and $ 6,594 for 2011 and 2010, respectively		13,607		20,411
Total assets	$	56,551	$	64,894
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Accounts payable	$	953	$	2,853
CRD account		7		-
Commissions payable		5,689		10,815
Total liabilities		6,649		13,668
Stockholder's equity:				
Common stock - no par value; authorized 5,000 shares, issued and outstanding 1,000 shares		15,000		15,000
Additional paid-in capital		56,140		56,140
Retained earnings (deficit)		(21,238)		(19,914)
Total stockholder's equity		49,902		51,226
Total liabilities and stockholder's equity	$	56,551	$	64,894

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 678,268	$ 570,380
Other income	47	25
Total revenues	678,315	570,405
Expenses:		
Commissions	600,252	492,662
Professional fees	22,925	22,807
Regulatory fees	12,542	9,528
Payroll expenses	14,152	14,263
Computer expense	10,825	15,651
Licenses	6,218	6,630
Postage and delivery	5,421	5,264
Dues and subscriptions	-	98
Depreciation expense	6,804	1,648
Associate expenses	210	1,320
Other operating expenses	290	231
	679,639	570,102
Net income (loss)	$ (1,324)	$ 303

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2010	$ 15,000	$ 46,140	$ (20,217)	$ 40,923
Contributed capital	-	10,000	-	10,000
Net income	-	-	303	303
Balance at December 31, 2010	15,000	56,140	(19,914)	51,226
Net loss	-	-	(1,324)	(1,324)
Balance at December 31, 2011	$ 15,000	$ 56,140	$ (21,238)	$ 49,902

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (1,324)	$ 303
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	6,804	1,648
Changes in assets and liabilities:		
Commissions receivable	5,809	(5,946)
CRD account	205	(59)
Prepaid expenses	(963)	409
Accounts payable	(1,900)	439
Commissions payable	(5,126)	5,257
Net cash provided by operating activities	3,505	2,051
Cash flows from investing activities:		
Purchase of property and equipment	-	(7,535)
Cash flows from financing activities:		
Additional paid-in capital	-	10,000
Net increase in cash	3,505	4,516
Cash, beginning of year	19,156	14,640
Cash, end of year	$ 22,661	$ 19,156

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1 - Organization and Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the state of Kansas. A substantial part of commission income is generated through one carrier.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2011 and 2010.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $ 1,000 and a useful life greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Commissions Revenue

Commissions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred. There were no promotional costs incurred during the years ended December 31, 2011 and 2010.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Operating Expenses

The Company has an expense sharing agreement with T & M Financial, Inc. (T&M). T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, and parking. The payroll and benefit expenses for the shared employees was paid by T&M at 75% for the years ended December 31, 2011 and 2010.

Income Tax Matters

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately account for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Operating Lease

The Company leases software under an operating lease which runs month-to-month and is cancellable at any time. Software lease expense for 2011 and 2010 was $ 8,075 and $ 8,000, respectively.

3 - Property and Equipment

A summary of property and equipment held as of December 31, 2011 and 2010 is as follows:

	2011	2010
Property and equipment	$ 27,005	$ 6,594
Website development in progress	-	20,411
	27,005	27,005
Less accumulated depreciation	(13,398)	(6,594)
	$ 13,607	$ 20,411

4 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2011 were:

Net capital	$ 21,536
Net capital requirements	5,000
Aggregate indebtedness	6,649
Aggregate indebtedness to net capital ratio	.31 to 1

5 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

TANDEM SECURITIES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2011

No such liabilities exist at December 31, 2011.

See independent auditor's report.

Schedule 2

TANDEM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

Aggregate indebtedness - total liabilities	$	6,649
Net capital:		
Credit items:		
Common stock	$	15,000
Additional paid-in capital		56,140
Retained earnings (deficit)		(21,238)
		49,902
Debit items:		
Nonallowable assets:		
CRD account		(7)
Prepaid expenses		13,963
Unallowable commissions receivable		803
Property and equipment, net		13,607
		28,366
Net capital		21,536
Capital requirements		5,000
Capital in excess of requirements	$	16,536

Ratio of aggregate indebtedness to net capital is .31 to 1.

See independent auditor's report.

TANDEM SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

TANDEM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

TANDEM SECURITIES, INC.

RECONCILIATIONS

December 31, 2011

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2011, as previously filed	$	19,308
Reconciling items:		
Adjustment for accounts receivable		110
Adjustment for accounts payable		(83)
Adjustment for non-allowable assets		2,201
Net capital as shown on this report	$	21,536

RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.

BT&Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll/free 800.530.5526 f 785.233.1768 btandcocpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Tandem Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Tandem Securities, Inc. (the Company) as of December 31, 2011 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be presented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 28, 2012

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

BT Co.

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Tandem Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Tandem Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and canceled checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the SIPC Net Operating Revenues Calculation, noting no adjustments.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the SIPC Net Operating Revenues Calculation supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 28, 2012

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcopa.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067321 FINRA DEC
TANDEM SECURITIES INC 20*20
3706 SW TOPEKA BLVD STE 420
TOPEKA KS 66609-1291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristopher W. Miller
(785) 266-3310

2. A. General Assessment (item 2e from page 2) $ 3.26

B. Less payment made with SIPC-6 filed (exclude interest) (.64)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2.57

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 2.57

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2.57

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of February, 2012.

president
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ _______ _______
Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 678,316
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	677,013
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	677,013
2d. SIPC Net Operating Revenues	$ 1303
2e. General Assessment @ .0025	$ 3.26

(to page 1, line 2.A.)

R&E Summary: 01/01/11 - 12/31/11

Tandem Securities, Inc.

02/10/12 Page: 1
12:03:04 PM

Specific Vendor: LEARNING QUEST

	Gross	Salec	CFee	NetBP	Payout	Net
LEARNING QUEST	148.09			148.09	128.96	19.13
Report Totals ----	148.09			148.09	128.96	19.13

1,302.54

R&E Summary: 01/01/11 - 12/31/11

Tandem Securities, Inc.

02/10/12 Page: 1
12:03:34 PM

Specific Vendor: ALLIANZ OKLAHOMADREAM529

	Gross	Salec	CFee	NetBP	Payout	Net
ALLIANZ OKLAHOMADREAM529	789.66			789.66	589.47	200.19
Report Totals -----	789.66			789.66	589.47	200.19

R&E Summary: 01/01/11 - 12/31/11

Tandem Securities, Inc.

02/10/12 Page: 1

12:02:52 PM

Specific Vendor: SMART 529

	Gross	Salec	CFee	NetBP	Payout	Net
SMART 529	364.79			364.79	264.05	100.74
Report Totals -----	364.79			364.79	264.05	100.74

SIPC-6
(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6
(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067321 FINRA DEC
TANDEM SECURITIES INC 18*18
3706 SW TOPEKA BLVD STE 420
TOPEKA KS 66609-1291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ .69

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due

B. Interest computed on late payment (see instruction E) for______days at 20% per annum

C. Total assessment and interest due $ .69

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 0

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities Inc.
(Name of Corporation, Partnership or other organization)

Dated the 9th day of August, 20 11.

[signature]
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2011 and ending 6/30/2011 Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 367,216.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	366,938.63
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	366,938.63
2d. SIPC Net Operating Revenues	$ 277.37
2e. General Assessment @ .0025	$ .69

(to page 1, line 2.A.)

SIPC-6
(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6
(34-REV 7/10)

For the first half of the fiscal year ending December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tandem Securities, Inc.
3706 SW Topeka Blvd., Suite 420
Topeka, KS 66609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

785-266-8333

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2)		$ .69
1. Less prior year overpayment applied as reflected on SIPC-7 if applicable		( )
2. Assessment balance due		
B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
C. Total assessment and interest due		$ .69
D. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above)	$ 0	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 9th day of August, 20 11.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending June 30, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 367,216.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	366,938.63
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $____________	
Enter the greater of line (i) or (ii)	
Total deductions	366,938.63
2d. SIPC Net Operating Revenues	$ 277.37
2e. General Assessment @ .0025	$ .69
	(to page 1, line 2.A.)

SIPC-6 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation for the first half of each fiscal year, due no later than 30 days after the end of that period. At the end of your fiscal year, you will receive a SIPC-7, General Assessment Reconciliation Form, which will be based upon the total revenue reported in your Securities and Exchange Commission Rule 17a-5 annual audited statement of income. There will be a place on that form to deduct the SIPC-6 assessment paid. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by calling 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-6, pay the assessment, and should not be consolidated in your SIPC-6.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the fiscal period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statute, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART 11A Line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply the SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter interest computed on late payment (if applicable) on line 2B.

(iv) Enter the total due on line 2C and the payment of the amount due on line 2D.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in , temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-6 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-6 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation